UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

Banyan Acquisition Corporation

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Titles of Class of Securities)

06690B 107

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSON Banyan Acquisition Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,095,375 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,095,375 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,095,375 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.5% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Reflects 7,095,375 shares of Class A common stock of Banyan Acquisition Corporation (the “Company”), par value $0.0001 per share (“Class A Common Stock”), issuable upon conversion of 7,095,375 shares of Class B common stock of the Company, par value $0.0001 per share (“Class B Common Stock”). The shares of Class B Common Stock will automatically convert into shares of Class A Common Stock at the time of the Company’s initial business combination, initially set at a one-for-one ratio but subject to adjustment. Banyan Acquisition Sponsor LLC (the “Sponsor”) is the record holder of the shares reported herein. Jerry Hyman and Keith Jaffee are the members of the board of managers of the Sponsor. Each of Messrs. Hyman and Jaffee, by virtue of their shared control over the Sponsor, may be deemed to have or share beneficial ownership of the shares of Class B Common Stock held directly by the Sponsor.
(2)	The calculation assumes that there is a total of 31,395,000 shares of Class A Common Stock outstanding, which is the sum of (i) the 24,150,000 shares of Class A Common Stock outstanding as of December 31, 2022 and (ii) the 7,245,000 shares of Class A Common Stock issuable upon conversion of the (x) 7,095,375 shares of Class B Common Stock held by the Sponsor, as reported herein and (y) 149,625 shares of Class B Common Stock held by certain other parties.

1	NAME OF REPORTING PERSON Jerry Hyman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,095,375 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,095,375 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,095,375 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.5% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Reflects 7,095,375 shares of Class A Common Stock of the Company, issuable upon conversion of the 7,095,375 shares of Class B Common Stock held by the Sponsor. The shares of Class B Common Stock will automatically convert into shares of Class A Common Stock at the time of the Company’s initial business combination, initially set at a one-for-one ratio but subject to adjustment. Jerry Hyman and Keith Jaffee are the members of the board of managers of the Sponsor. Each of Messrs. Hyman and Jaffee, by virtue of their shared control over the Sponsor, may be deemed to have or share beneficial ownership of the shares of Class B Common Stock held directly by the Sponsor.
(2)	The calculation assumes that there is a total of 31,395,000 shares of Class A Common Stock outstanding, which is the sum of (i) the 24,150,000 shares of Class A Common Stock outstanding as of December 31, 2022 and (ii) the 7,245,000 shares of Class A Common Stock issuable upon conversion of the (x) 7,095,375 shares of Class B Common Stock held by the Sponsor, as reported herein and (y) 149,625 shares of Class B Common Stock held by certain other parties.

1	NAME OF REPORTING PERSON Keith Jaffee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,095,375 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,095,375 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,095,375 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.5% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Reflects 7,095,375 shares of Class A Common Stock of the Company, issuable upon conversion of the 7,095,375 shares of Class B Common Stock held by the Sponsor. The shares of Class B Common Stock will automatically convert into shares of Class A Common Stock at the time of the Company’s initial business combination, initially set at a one-for-one ratio but subject to adjustment. Jerry Hyman and Keith Jaffee are the members of the board of managers of the Sponsor. Each of Messrs. Hyman and Jaffee, by virtue of their shared control over the Sponsor, may be deemed to have or share beneficial ownership of the shares of Class B Common Stock held directly by the Sponsor.
(2)	The calculation assumes that there is a total of 31,395,000 shares of Class A Common Stock outstanding, which is the sum of (i) the 24,150,000 shares of Class A Common Stock outstanding as of December 31, 2022 and (ii) the 7,245,000 shares of Class A Common Stock issuable upon conversion of the (x) 7,095,375 shares of Class B Common Stock held by the Sponsor, as reported herein and (y) 149,625 shares of Class B Common Stock held by certain other parties.

Item 1(a).	Name of Issuer:

Banyan Acquisition Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

400 Skokie Blvd, Suite 820, Northbrook, Illinois 60062

Item 2(a).	Name of Person Filing:

This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the “Reporting Persons”):

1. Banyan Acquisition Sponsor LLC

2. Jerry Hyman

3. Keith Jaffee

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

400 Skokie Blvd, Suite 820, Northbrook, Illinois 60062

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

The Class A Common Stock CUSIP Number is 06690B 107.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

Banyan Acquisition Sponsor LLC

By:	/s/ Keith Jaffee
	Name:	Keith Jaffee
	Title:	Manager

/s/ Jerry Hyman
Jerry Hyman

/s/ Keith Jaffee
Keith Jaffee

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.

AGREEMENT OF JOINT FILING

This joint filing agreement (this “Agreement”) is made and entered into as of this 13th day of February 2023, by and among Banyan Acquisition Sponsor LLC, Jerry Hyman and Keith Jaffee.

The parties to this Agreement hereby acknowledge and agree that the foregoing statement on Schedule 13G in respect of shares of Class A common stock of Banyan Acquisition Corporation, par value $0.0001 per share, is filed on behalf of each of the parties to this Agreement and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The parties to this Agreement acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

Dated: February 13, 2023

Banyan Acquisition Sponsor LLC

By:	/s/ Keith Jaffee
	Name:	Keith Jaffee
	Title:	Manager

/s/ Jerry Hyman
Jerry Hyman

/s/ Keith Jaffee
Keith Jaffee